Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd.: Responsible Mining Documentary on the Molejon Gold Project

Vancouver, BC – October 11, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that on September 22, 2011, VTV Uruguay, a Spanish language television network in Uruguay, aired a program dedicated to mining. The program focused on the Company’s Molejon Gold Project as an example of responsible mining with an emphasis on the responsibility of the project throughout its chain of values: business, environmental and social activities, respecting and benefiting all stakeholders.

The program initially briefly covers the gold history of Panama and then presents the current Molejon Gold Project in the Donoso District of the Colon Province of Panama and gold extraction therefrom.

The program features interviews with the Company’s Chief Operating Officer, Lazaro Rodriguez, Mine Supervisor, Jesus Pinzon, Plant Engineer, Rafael Eysseric and Engineer Leonel Silva, who collectively present an overview of the procedures at the open pit mine site and processes at the gold production plant.

The Company invites its shareholders to view the documentary in order to see the scope of the project from the open pit area to the computerized centre of the plant, from where all functions of the plant are controlled in order to improve the efficiency of each of the activities of the plant. The procedures involved to physically extract gold and silver from ore in order to produce dore bars, cyanide management, sediment control, reforestation and corporate social responsibility are but a few of the topics discussed.

In the documentary, Dr. Leonel Arosemena speaks on behalf of the Petaquilla Foundation with respect to corporate social responsibility. The Petaquilla Foundation was formed to create and administer community programs in the areas surrounding the Molejon Gold Project. Its mandate is to promote a culture of sustainable development through social programs (courses and counseling) promoting economic independence of participants. Several health related programs have been implemented and the Petaquilla Foundation also constructed Coclesito’s rural hospital, which serves approximately 20 communities. To support medical services, the Company provides helicopters for emergency transfers from remote locations and areas that are difficult to access.

VTV Uruguay’s Spanish language documentary covering Petaquilla’s responsible mining activities can be viewed at the following web addresses:

http://www.vtv.com.uy/servlet/hwebhome

Part 1: http://www.youtube.com/watch?v=oaR3qzX4JG0
Part 2: http://www.youtube.com/watch?v=uQD_X0q-4d4

English and Spanish language transcripts of the broadcast are available at:

http://www.vtv.com.uy/static/VTV_PROGRAMA_MINERIA_DIFUSION_INGLES.pdf
http://www.vtv.com.uy/static/VTV_PROGRAMA_MINERIA_DIFUSION_ESP.pdf

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.